UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULES 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                                May 27, 2005

                     Commission File Number: 000-26840

                              TITAN CABLE PLC
              (Translation of registrant's name into English)

      Export House, Cawsey Way, Woking Surrey, United Kingdom GU21 6QX
                  (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F   X                Form 40-F
                        ---                          ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No  X
                                 ---        ---

     If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-_______.

     On Friday, May 20, 2005 the shareholders of Titan Cable plc, formerly Telewest Communications plc, (the "COMPANY") approved the following at an extraordinary general meeting of the Company:

   (a) A change in the Company's name from Telewest Communications plc to Titan Cable plc;

   (b) The placing of the Company into a solvent members' voluntary liquidation under English law; and

   (c) The appointment of James Robert Drummond Smith and Nicholas James Dargan, both of Deloitte & Touche LLP, 66 Shoe Lane, London EC4A 3WA as joint liquidators for the purpose of winding up the Company's affairs.

     As part of the commencement of the liquidation process the Company will publish notices in accordance with the English Insolvency Act 1986 and the English Insolvency Rules 1986 in the Times and the London Gazette on May 31, 2005 announcing that the Company will pay all its known creditors in full, that the Company has been placed in members' voluntary liquidation, that the liquidators have been appointed, that the Company intends to make a final distribution to creditors and that creditors are required to prove their debts before June 30, 2005. The form of the notice is being filed herewith as Exhibit 99.1.

                               EXHIBIT INDEX
                               -------------

Exhibit
-------

99.1 Notice pursuant to Sections 85 and 109 of the Insolvency Act 1986 and Rule 4.182A of the English Insolvency Rules 1986 to Creditors of Titan Cable plc, formerly Telewest
               Communications plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 TITAN CABLE PLC

Dated:  May 27, 2005                        By:     /s/ Stephen Cook
                                                 ---------------------------
                                                 Name:  Stephen Cook
                                                 Title: Director